

Mail Stop 3030

August 6, 2009

Via U S Mail and FAX [(516)997-7479]

Mr. Bernard Kravitz
President, Chief Executive Officer, and Chief Financial Officer
Dionics, Inc.
65 Rushmore Street
Westbury, New York 11590

> **Re:** **Dionics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed on March 31, 2009**
> **File No. 000-08161**

Dear Mr. Kravitz:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Brian Cascio
                                        Accounting Branch Chief